Exhibit 99.3

Dear Dr Pepper Snapple Group, Inc. Stockholder:

It is our great pleasure to welcome you as a stockholder of Dr Pepper Snapple Group, Inc.

We are a leading integrated brand owner, bottler and distributor of non-alcoholic beverages in the United States, Canada and Mexico. We have some of the most recognizable beverage brands in North America, including Dr Pepper, Snapple, 7UP, Mott’s, Sunkist, Hawaiian Punch, A&W and Clamato. We are excited about our prospects and believe that as an independent company we will be well positioned to realize growth opportunities for our business.

We invite you to learn more about us by reading the enclosed information statement. We thank you in advance for your support as our business begins a new and exciting chapter in its long and successful history.

Sincerely,

Wayne Sanders	Larry Young
Chairman (Designate)	President and Chief Executive Officer
Dr Pepper Snapple Group, Inc.	Dr Pepper Snapple Group, Inc.

April      , 2008